Filed by Decarbonization Plus Acquisition Corporation II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Decarbonization Plus Acquisition Corporation II

Commission File No.: 001-40000

Bloomberg

Hyperdrive

Fast-Charger Maker Tritium Is Seeing a Boom in U.S. Orders

CEO Jane Hunter talks about an EV tipping point and what she sees as her company’s hardware advantage.

By Ira Boudway

November 3, 2021, 6:15 AM CDT

The Revel Tritium charging station in Brooklyn, New York. Photographer: Spencer Platt/Getty Images

Electric vehicle owners in New York City, many of whom don’t have a driveway or garage where they can plug in, in June got a new place to recharge their cars. Revel, the startup best known for its moped-sharing service, opened a charging depot in a former Pfizer building in Brooklyn. The Superhub, as Revel calls it, has 25 fast chargers built by the Australian manufacturer Tritium, each capable of adding about 100 miles of range in 20 minutes. For Tritium, which specializes in building weatherproof fast chargers for public networks, the Revel installation is part of a boom in U.S. orders.

In May, when the company announced plans to begin trading in the public markets via a merger with the blank-check company Decarbonization Plus Acquisition Corporation II, it had more than 4,400 chargers installed around the globe. Today the number stands at about 5,250, with an increasing share found on roadsides in North America. In May, 70% of the company’s total sales came from Europe; 20% from North America, and the remaining 10% from the Asia Pacific, but that balance has since shifted, according to Tritium chief executive office Jane Hunter, to 45% from Europe and 41% from North America.

The ‘Superhub’ in Brooklyn. Photographer: Spencer Platt/Getty Images

Hunter, who joined Tritium in 2019 and became CEO in March of 2020, spoke with Hyperdrive in October, about the EV tipping point in the U.S., the company’s decision to do a SPAC merger, and how her company’s hardware stands apart. The interview has been edited for clarity and length.

You had a pretty good job at Boeing. What brought you to Tritium?

I was the chief operating officers for the international Phantom Works division of Boeing, which was a phenomenal job, headquartered in Brisbane with operations in Saudi Arabia, India, South Korea, the U.K., and the United States. We were doing autonomous systems - unmanned aerial vehicles, unmanned underwater vehicles. I had just secured the Royal Australian Air Force to co-invest in the Loyal Wingman, which is a 38-foot stealth drone. So it was a very hard job to top. But it just was such an interesting time for electric vehicles, just before the tipping point. Everyone was saying, “It’s coming. It’s coming.” But people in the industry had been saying that forever. Our founders have been together for 20 years and working on these chargers since 2012. Everyone could see that e-mobility was about to take off in a big way. And at Boeing we knew that Tritium had something because we were working in drones and were looking at the potential to electrify charging for those. They had the only liquid-cooled charger successfully being sold globally. It seemed like an amazing opportunity with a technology that is not yet fully commoditized. We have a world leading technology, with a technology moat, at a point where if all we do is hang on to our current market position the total addressable market is enormous.

Why is liquid cooling important for chargers?

It allows for a fully sealed enclosure. For everyone else, you’re sucking air in across filters and pushing it out the back. That’s how you’re cooling the power electronics, which get hot. For us, you’re not pulling any particulates into the charger. The liquid cooling works its way around the enclosure and keeps it at the right temperature and that lasts for five years before you need to replace the coolant. If you look at one of our chargers, you’ll see there’s a grille down the bottom which may look like an air intake vent. That doesn’t take any air into the top of the charger. The heat moves into the base of the machine via the coolant and allows you to push the warm air out through that vent while the electronics are fully sealed in the top. It matters a lot where it’s corrosive or dusty or highly polluted. And it also matters where you have things climbing into chargers to nest inside. We know competitors have issues with mice, rats, geckos, ants, all manner of things. You can imagine why a technology like this might have developed in a country where we have every creepy-crawly known to man, including snakes, and spiders. They all are looking for somewhere warm and dry to nest. The sealed enclosure improves uptime [the share of hours when the chargers are working], which is critical. Liquid cooling enables that because you’re not pulling things across the insides of the charger, you’re not getting outages.

I can attest that there are few things worse for an EV owner than rolling up to a broken charger, especially if there are not options nearby.

That hits the nail on the head. At the gas pump, if there is an outage, it has a sheath over it that says out-of-order, so you know not to queue there. But charging is an entirely different experience. We’ll go into PlugShare and read about the user experience and watch some of the YouTube videos that people post as they cross [the] country. They might have to move the car three times. A charger is out. They move it again, plug in, and it doesn’t work. It’s just a horrible experience. One thing that we really discourage our customers from doing is having only one charger at a key site.

What’s finally brought the EV industry to this tipping point?

In every country where the uptake of EVs is high, government has driven it. That’s very clear across the globe. It doesn’t have to be subsidies, but what it does take is an indicator from the government that they’re going to support the technology, that the change is coming, and that next time you buy a car, you should buy an EV. People are waiting to hear that. What you’re seeing with President Biden now is the kind of indicator that you need. It’s the government saying, ‘this is what’s coming.’ That allows people to go out with confidence and buy an EV. The other thing is that several of the car manufacturers decided to go in, boots and all, and make the shift to EVs. So there’s no longer a choice for government to say, ‘We’re not shifting to EVs, we’re going to stick with internal combustion engine, or we’re going to do hydrogen,” because unless you make the cars yourself, you are not going have enough models.

Tritium seems Iike a relatively mature business for a SPAC. Why go that route?

It is one of the more mature. The SPAC vehicles are often for more speculative technology. Tritium had been around for quite some time and had been slowly building up revenue. The company had been very tightly held by three large Australian industrial families, with one institutional investor. And at the end of 2019, you could really see the market starting to pick up and they recognized that they were going to need to capitalize in order to compete globally. So they had a very wide look across the market at trade sale options at the option to list. That was exactly as the SPAC market was starting to kick off. I remember the directors, and there’s a number of them who are older gentlemen, were saying, “What’s a SPAC?” But they were very quick to realize this is a phenomenal way of getting to market quickly and to access a material amount of capital, which the company was going to need to scale.

Do you think North America will be your biggest market anytime soon?

I am starting to think that may actually happen. I would never have said that before because we have made most of our money in Europe for quite some time and North America was slow to take off. But it’s just kicked up so much for us over the last six months. We’re seeing a magnitude of sales that we haven’t seen in the past. The size of the average sale has shifted. Last year, we would have really sat up and taken notice at, say, 50 chargers in one lot, whereas now 100 to 200 is a big sale. We recently made a sale of 202, 50-kilowatt chargers, but the next sell that the customer is talking about, if this installation works well, is 1,000.

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About Tritium

Founded in 2001, Tritium Holdings Pty Ltd (“Tritium”) designs and manufactures proprietary hardware and software to create advanced and reliable direct current (“DC”) fast chargers for electric vehicles. Tritium’s compact and robust chargers are designed to look great on Main Street and thrive in harsh conditions, through technology engineered to be easy to install, own, and use. Tritium is focused on continuous innovation in support of our customers around the world.

For more information, visit tritiumcharging.com

About Decarbonization Plus Acquisition Corporation II

Decarbonization Plus Acquisition Corporation II is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with a target whose principal effort is developing and advancing a platform that decarbonizes the most carbon-intensive sectors. These include the energy and agriculture, industrials, transportation and commercial and residential sectors. DCRN is sponsored by an affiliate of Riverstone Holdings LLC and represents a further expansion of Riverstone’s 15-year franchise in low-carbon investments, having established industry leading, scaled companies with more than $5 billion of equity invested in renewables.

Important Information and Where to Find It

In connection with the proposed business combination, Tritium DCFC Limited (“NewCo”), which will be the going-forward public company, filed the Registration Statement with the U.S. Securities and Exchange Commission (the “SEC”), which includes a preliminary proxy statement of Decarbonization Plus Acquisition Corporation II (“DCRN”). After the Registration Statement has been cleared by the SEC, a definitive proxy statement/prospectus will be mailed to the stockholders of DCRN as of a record date to be established for voting on the proposed business combination. INVESTORS AND SECURITY HOLDERS OF DCRN ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS THERETO, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND THE EFFECTIVE REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TRITIUM, DCRN, NEWCO AND THE BUSINESS COMBINATION. Investors and security holders will also be able to obtain copies of the Registration Statement and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC’s web site at

www.sec.gov.

Participants in the Solicitation

DCRN and its directors and executive officers may be deemed participants in the solicitation of proxies from DCRN’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in DCRN is contained in DCRN’s filings with the SEC, including DCRN’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 31, 2021, and is available free of charge at the SEC’s web site at www.sec.gov. Additional information regarding the interests of such participants will be set forth in the Registration Statement for the proposed business combination when available. NewCo and Tritium and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of DCRN in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the Registration Statement for the proposed business combination when available.

No Offer or Solicitation

This document does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This document also does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward Looking Statements

Certain statements made in this document are “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 with respect to the proposed business combination and including statements regarding the benefits of the business combination, the anticipated timing of the business combination, the anticipated consummation and timing of the private offering of ordinary shares in the capital of NewCo to a certain investor (the “PIPE Financing”), the services offered by Tritium and the markets in which it operates, and NewCo’s projected future results. These forward-looking statements generally are identified by the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “targets,” “may,” “will,” “should,” “would,” “will be,” “will continue,” “will likely result,” “future,” “propose,” “strategy,” “opportunity” and variations of these words or similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or are not statements of historical matters are intended to identify forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, guarantees, assurances, predictions or definitive statements of fact or probability regarding future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside NewCo’s, Tritium’s or DCRN’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include the inability to complete the business combination or the PIPE Financing in a timely manner or at all (including due to the failure to receive required stockholder or shareholder, as applicable, approvals, or the failure of other closing conditions such as the satisfaction of the minimum trust account amount following redemptions by DCRN’s public stockholders, and the receipt of certain governmental and regulatory approvals), which may adversely affect the price of DCRN’s securities; the inability of the business combination to be completed by DCRN’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by DCRN; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed business combination or the PIPE Financing; the inability to recognize the anticipated benefits of the proposed business combination; the inability to obtain or maintain the listing of NewCo’s shares on a national exchange following the proposed business combination; costs related to the proposed business combination; the risk that the proposed business combination disrupts current plans and operations, business relationships or business generally as a result of the announcement and consummation of the proposed business combination; NewCo’s ability to manage growth; NewCo’s ability to execute its business plan and meet its projections; potential disruption in NewCo’s employee retention as a result of the business combination; potential litigation, governmental or regulatory proceedings, investigations or inquiries involving NewCo, Tritium or DCRN, including in relation to the business combination; changes in applicable laws or regulations and general economic and market conditions impacting demand for Tritium’s or NewCo’s products and services; and other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and in DCRN’s other filings with the SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statement, and NewCo and DCRN assume no obligation and do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Neither NewCo nor DCRN gives any assurance that either NewCo or DCRN will achieve its expectations.